Vitasti, Inc.
10-20172 113B Avenue
Maple Ridge, British Columbia
Canada V2X 0Y9
Tel: (604) 460-8487
Fax: (604) 460-8482

June 22, 2006

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:          Vitasti, Inc.
File Number: 333-126319
Form SB-2 filed July 1, 2005

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the "Act") Vitasti, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its registration statement on Form SB-2 (File No. 333-126319) initially filed with the Commission on July 1, 2005, and all exhibits filed thereto (the "Registration Statement").

The Registrant's Board of Directors has determined that it is not in its best-interest to continue with the Registration Statement at this time.

This will also confirm that the Registration Statement was not declared effective by the Commission, no securities were sold in connection with the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact the SteadyLawGroup, LLP at (619) 399-3090 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ TAMMY-LYNN MCNABB

Tammy Lynn McNabb
Chief Executive Officer